Consent of Independent Registered Public Accounting Firm

We hereby consent to the inclusion in this Annual Report on Form 40-F for the year ended July 31, 2021 of HEXO Corp. (the Company) of our report dated October 29, 2021, relating to the consolidated financial statements, and the effectiveness of internal control over financial reporting, which appears in Exhibit 99.2 incorporated by reference in this Annual Report.

We also consent to the incorporation by reference in the Registration Statement on Form F-10 (No. 333-256131) of HEXO Corp. of our report dated October 29, 2021 referred to above.

We also consent to reference to us under the heading “Interests of Experts,” which appears in the Annual Information Form included in Exhibit 99.1 incorporated by reference in this Annual Report on Form 40-F and incorporated by reference in such Registration Statement.

/s/PricewaterhouseCoopers LLP

Chartered Professional Accountants, Licensed Public Accountants

Ottawa, Canada

October 29, 2021

PricewaterhouseCoopers LLP
99 Bank Street, Suite 710, Ottawa, Ontario, Canada K1P 1E4
T: +1 613 237 3702, F: +1 613 237 3963, www.pwc.com/ca

“PwC” refers to PricewaterhouseCoopers LLP, an Ontario limited liability partnership, which is a member firm of PricewaterhouseCoopers International Limited, each member firm of which is a separate legal entity